:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0058 Expires: April 30, 2012 Estimated average burden hours per response 2.50

	FORM 12b-25	SEC FILE NUMBER 001-35010

	NOTIFICATION OF LATE FILING	CUSIP NUMBER 74734R108

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

QR Energy, LP
Full Name of Registrant

Not applicable
Former Name if Applicable

1401 McKinney Street, Suite 2400
Address of Principal Executive Office (Street and Number)

Houston, Texas 77010
City, State and Zip Code

 PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We completed our initial public offering on December 22, 2010.  Prior to the completion of our initial public offering, our predecessor had been a private company with limited accounting personnel and other supervisory resources to adequately execute its accounting processes and address its internal control over financial reporting. This lack of adequate accounting resources contributed to audit adjustments to the financial statements for the year ended December 31, 2009 and review adjustments for the six months ended June 30, 2010. In connection with our predecessor’s audit for the year ended December 31, 2009, our predecessor’s independent registered accounting firm identified and communicated to our predecessor material weaknesses, including a material weakness related to maintaining an effective control environment in that the design and operation of its controls had not consistently resulted in effective review and supervision. The lack of adequate staffing levels resulted in insufficient time spent on review and approval of certain information used to prepare our predecessor’s financial statements. This material weakness continues to exist at December 31, 2010 and we may report additional material weaknesses.

In response, management began the process of evaluating our internal control over financial reporting and taking steps to address the causes of the 2009 and 2010 adjustments by putting into place new accounting processes and control procedures and hired additional personnel. However, given the short period of time since the completion of our initial public offering, the measures taken by management have not yet fully resolved the lack of adequate accounting personnel or other supervisory resources, and therefore we have not finished the compilation, dissemination and review of the information required to be presented in the Form 10-K at this time and, as a result, we are unable to file the Annual Report on Form 10-K for the year ended December 31, 2010 within the prescribed period.  We expect to file the Form 10-K no later than the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Howard K. Selzer	713	452-2200
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     ☒   Yes     ☐   No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☐   Yes     ☒   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

QR Energy, LP
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2011	By:	QRE GP, LLC,
its general partner

		By:	/s/ Howard K. Selzer
		Name:	Howard K. Selzer
		Title:	Chief Accounting Officer